Exhibit 1.02

Nielsen N.V.

The Nielsen Company B.V.

Conflict Minerals Report for the Year Ended December 31, 2013

This Conflict Minerals Report (“CMR”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended. Rule 13p-1 was adopted by the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”) requiring reporting companies to make disclosures of cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, tin, tantalum and tungsten (“3TG”) in their products. The Rule imposes certain reporting obligations on SEC registrants to determine whether 3TG are necessary to the production or functionality of their products, and if so, if the 3TG originated from the Democratic Republic of the Congo or Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (together, the “Covered Countries”). We are unable to determine the origin of the 3TG in all of our products. For that reason, we are required under Rule 13p-1 to submit to the SEC this Conflict Minerals Report as an exhibit to Form SD. Consistent with Rule 13p-1, this CMR is not required to be accompanied by an independent private sector audit.

In accordance with Rule 13p-1, this report is available on our website at www. nielsen.com/investors.

Company Overview

This CMR has been prepared by the management of Nielsen N.V. and The Nielsen Company B.V. (referred to collectively herein as “Nielsen,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated.

Nielsen is a global information and measurement company that provides clients with a comprehensive understanding of consumers and consumer behavior. Nielsen delivers critical media and marketing information, analytics and industry expertise about what consumers buy and what consumers watch and listen to on a global and local basis. With a presence in more than 100 countries, and annual revenues of approximately $6 billion, Nielsen’s information, insights and solutions help its clients maintain and strengthen their market positions and identify opportunities for profitable growth.

In September 2013, Nielsen acquired Arbitron Inc. (“Arbitron”), an international media and marketing research firm, and renamed it Nielsen Audio. In 2013, Nielsen Audio represented approximately 2% of Nielsen’s total annual revenue (or 8% on a pro forma basis after giving effect to the acquisition of Arbitron as if it had occurred on January 1, 2013) . Nielsen Audio contracts to manufacture meters and encoders for the collection of data. Certain 3TG (tin, tungsten, tantalum and gold) are necessary to the functionality of such meters and encoders. They are generally intended for Nielsen Audio’s use, but some of them are sold to third parties. In 2013, Nielsen Audio sold approximately 15% of all meters and encoders that it contracted to manufacture to third parties . Of the total Nielsen Audio revenue in 2013, approximately .5% was derived from meter and encoder sales, which represents 0.05% of Nielsen’s total annual revenue in 2013.

This document details Nielsen’s calendar year 2013 process for gathering data to comply with Section 1502 of the Dodd-Frank Act as specified in the SEC Conflict Minerals Final Rules and the Organization of Economic Cooperation and Development (OECD) Due Diligence Guidance.

Supply Chain

We rely on our direct suppliers to provide information with respect to the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from lower tier suppliers. In almost all cases, the information relating to the 3TG contained in our products is derived from lower tier suppliers. Contracts with our suppliers can be multi-year contracts and we cannot unilaterally impose new contract terms and flow-down requirements. As we enter into new contracts, or our contracts renew, we intend to add a 3TG clause requiring suppliers to provide 3TG sourcing and smelter information. Nielsen believes that it will take a number of years to ensure that all our supplier contracts contain appropriate sourcing clauses. Until that time, as described below, we are working with our supply chain to encourage them to provide the 3TG sourcing information until the contracts can be amended.

Due Diligence Framework

Established Company Plan

•	Established an internal management team and coordinator to ensure compliance with respect to the reporting requirements relating to 3TG. Our internal management team includes representatives from supply chain and procurement, engineering, legal and finance.

•	Determined data gathering and assessment procedures in order to understand the scope of our supply chain inquiry that we would be required to undertake to comply with the new conflict mineral rules of the SEC.

•	Contracted with GreenSoft Technology, Inc. (“Greensoft”) to collect conflict mineral data from our component suppliers.

•	Maintained records of diligence efforts by implementing a company conflict mineral database. The conflict mineral database is the aggregated conflict mineral report and the collection report generated by Greensoft.

Identification of Relevant Components and Suppliers

•	Products; The products requiring conflict mineral data collection are the Portable People Meter (PPM) family of products designed by Nielsen Audio and manufactured by contract manufacturers.

•	Suppliers; The list of 213 component suppliers is contained in the bills of materials submitted to GreenSoft for data collection. The contract manufacturers are limited to utilizing components from the approved suppliers provided by Nielsen Audio.

Supplier Response Validation

Nielsen contracted with GreenSoft to collect conflict mineral data from our component suppliers. Greensoft utilizes the EICC/GeSI (Electronic Industry Citizenship Coalition/Global e-Sustainability Initiative) template to determine the usage of conflict minerals by suppliers, assist suppliers in filling out the template, validate and correct templates, alert Nielsen if any conflict minerals originated in Covered Countries, generate an aggregated conflict minerals report based on bills of materials and provide a collection report with hyperlinks to each template. Nielsen assesses the responses received from our suppliers and engages with them on their particular responses.

Supplier responses should contain all required data in the template. If responses are incomplete or inconsistent, the supplier is contacted and asked for missing or supplemental information. Greensoft conducts most of this validation process. Nielsen spot checks conflict mineral data collected by Greensoft against the complete list of materials within each component disclosed to us by our suppliers of our components to verify metal content matches. Nielsen spot checks smelter status claims received in templates to known smelter information. If template responses are insufficient or absent, Nielsen examines each case individually and evaluates its response based on the likelihood of conflict minerals being present, the specific component and the availability of such component from other sources. Possible responses are suspension of purchasing this component from this supplier, working with the supplier to obtain the conflict mineral data necessary for a determination of its sourcing, or designing out this particular component from our products going forward.

Due Diligence Results

We conducted a survey of our relevant 213 suppliers with the assistance of GreenSoft and received responses from 122 of them, or 57%. Nielsen has found no evidence that conflict minerals present in our products were sourced from the Covered Countries during the calendar year ended December 31, 2013.

Steps to be Taken to Mitigate Risk

In addition to following up with suppliers who have not properly responded to our conflict minerals survey, we intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TG, if any, in our products could directly or indirectly finance or benefit armed groups in the DRC or Covered Countries:

1.	Include a 3TG sourcing clause in new or renewed supplier contracts.

2.	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

Forward-Looking Statements

Certain of the matters discussed in this CMR, including in particular, efforts to further mitigate risks that 3TG in our products, if any, could directly or indirectly finance or benefit armed groups in the Covered Countries, include forward-looking statements. Readers of this document are cautioned that our forward-looking statements are not guarantees of future performance and the actual results or developments may differ materially from the expectations expressed in the forward-looking statements. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this filing to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events.